Exhibit 99.5

1
1
P36028 E
1 OF 1

VOTING INSTRUCTION FORM

12

STANTEC INC.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 09, 2013 AT 10:30 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 14, 2013
PROXY DEPOSIT DATE:	MAY 07, 2013 CUID:
ACCOUNT NO:	CUSIP: 85472N109

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): ARAM H. KEITH, ROBERT J. GOMES

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

NOMINEE	FOR	WITHHOLD	NOMINEE	FOR	WITHHOLD
01-DOUGLAS K. AMMERMAN	☐	☐	07-ARAM H. KEITH	☐	☐
02-DAVID L. EMERSON, PC	☐	☐	08-DONALD J. LOWRY	☐	☐
03-DELORES M. ETTER	☐	☐	09-IVOR M. RUSTE	☐	☐
04-ANTHONY P. FRANCESCHINI	☐	☐			
05-ROBERT J. GOMES	☐	☐			
06-SUSAN E. HARTMAN	☐	☐			

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

2 *- THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION. --->>> FOR ☐ WITHHOLD ☐

2 <<<--- FOR 0010200

3 *- RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS, THAT THE SHAREHOLDERS ACCEPT THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN STANTEC'S INFORMATION CIRCULAR DELIVERED IN ADVANCE OF THE MEETING. --->>> FOR ☐ AGAINST ☐

3 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

VOTING INSTRUCTION FORM
STANTEC INC.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 09, 2013 AT 10:30 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 14, 2013
PROXY DEPOSIT DATE:	MAY 07, 2013
A/C	*** ISSUER COPY ***

85472N109

→ ☐

STEP 1 — **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — **COMPLETE YOUR VOTING DIRECTIONS**

1 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD		FOR	WITHHOLD
01-DOUGLAS K. AMMERMAN	☐	☐	07-ARAM H. KEITH	☐	☐
02-DAVID L. EMERSON, PC	☐	☐	08-DONALD J. LOWRY	☐	☐
03-DELORES M. ETTER	☐	☐	09-IVOR M. RUSTE	☐	☐
04-ANTHONY P. FRANCESCHINI	☐	☐			
05-ROBERT J. GOMES	☐	☐			
06-SUSAN E. HARTMAN	☐	☐			

ITEM(S): (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

Item			Voting Recommendations
2 - THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS --->>> STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR ☐	WITHHOLD ☐	2 <<<--- FOR 0010200
3 - RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND --->>> RESPONSIBILITIES OF THE BOARD OF DIRECTORS, THAT THE SHAREHOLDERS ACCEPT THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN STANTEC'S INFORMATION CIRCULAR DELIVERED IN ADVANCE OF THE MEETING.	FOR ☐	AGAINST ☐	3 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — **THIS DOCUMENT MUST BE SIGNED AND DATED**

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y